FAIR WIND SECRETARIAL SERVICES LIMITED

富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

30 NOV 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

07020146

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith copies of two announcements both dated 29 November 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

RECEIVED
2007 JAN -3 A 6:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

dlw 1/8

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

ANNOUNCEMENT

The board of directors of China Resources Enterprise, Limited is pleased to announce that The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon have been appointed as Independent Non-Executive Directors of the Company.

The board of directors of China Resources Enterprise, Limited (the "Company") is pleased to announce that The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon have been appointed as Independent Non-Executive Directors of the Company with effect from 30 November 2006.

The Hon. Bernard Charnwut Chan, GBS, JP, aged 41, is the Executive Director and President of Asia Financial Holdings Limited and President of Asia Insurance Company Limited. He also acts as an Advisor of Bangkok Bank Public Company Limited, Hong Kong Branch. Apart from the roles in the business community, Mr. Chan also serves as a member of the Legislative Council representing the insurance industry and a non-official member of the Executive Council. In addition, Mr. Chan holds directorship in a number of listed companies in Hong Kong, including Chen Hsong Holdings Limited, City e-Solutions Limited, New Heritage Holdings Limited, Peaktop International Holdings Limited and Yau Lee Holdings Limited.

Mr. Chan has been a director of Asia Financial (Assets Management) Limited (AFAM) since November 1992. On 2 April 2002, the Takeovers and Mergers Panel of the Securities and Futures Commission found that AFAM had breached Rule 26.1 of the Code on Takeovers and Mergers and it was publicly reprimanded for the breach. AFAM is now under voluntary liquidation.

Mr. Siu Kwing Chue, Gordon, GBS, CBE, JP, aged 61, had been a government official for over 36 years before his retirement from the civil service in 2002. Mr. Siu rose to the rank of Secretary, Government Secretariat in 1993 and served a number of high-ranking government positions, namely the Secretary for Economic Services, Secretary for Transport, Head of Central Policy Unit and eventually retired from his last posting as Secretary for Planning, Environment & Lands. Mr. Siu now serves an Independent Non-executive Director of Transport International Holdings Limited and two of its subsidiaries, as well as ICEA Finance Holdings Limited.

With respect to their directorship with the Company, there is no service contract or specific length or proposed length of service except that their directorship is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company. Each of Mr. Chan and Mr. Siu will receive director's fees in respect of their directorship as determined by the members of the Company in accordance with its Articles of Association.

As at the date of this announcement, neither Mr. Chan nor Mr. Siu has any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance. Neither of them has any relationships with any director, senior management or substantial or controlling shareholders of the Company, nor holds any other position with the Company or any other members of the Company's group.

Save as disclosed above, there are no other matters with respect to the above that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 29 November 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and, Mr. Cheng Mo Chi.

The Standard 30/11/2006

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

SPECIAL DIVIDEND ANNOUNCEMENT

The directors of China Resources Enterprise, Limited announced that the Company declared a special dividend of HK$1.00 per share of the Company to shareholders whose names appear on the register of members of the Company on December 18, 2006, which will be paid on or around December 27, 2006. For the Special Dividend, the Register of Members of the Company will be closed from Monday, December 18, 2006 to Wednesday, December 20, 2006 (both days inclusive).

Reference is made to the announcement dated October 18, 2006 (the "Announcement") by China Resources Enterprise, Limited (the "Company") and the circular despatched to the shareholders of the Company dated November 9, 2006 in relation to the Company's disposal of its 100% interests in China Resources Petrochems Holdings Limited. Unless otherwise provided therein, terms used in this announcement shall have the same meanings as the Announcement.

As stated in the Announcement, it is intended that a special dividend of HK$1.00 per share of the Company will be declared shortly after the Completion. Following the EGM on November 27, 2006 and the Completion, the Company declared a special dividend of HK$1.00 per share of the Company (the "Special Dividend"). Accordingly, the Company hereby announces that the Register of Members of the Company will be closed from Monday, December 18, 2006 to Wednesday, December 20, 2006 (both days inclusive) for the Special Dividend. In order to qualify for the Special Dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Friday, December 15, 2006. The record date for the Special Dividend will be December 18, 2006. The last day of dealing in shares in the Company cum-Special Dividend will be December 13, 2006. Transfer of shares in the Company will be ex-Special Dividend from December 14, 2006. The Special Dividend will be paid on or around December 27, 2006.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, November 29, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

The Standard 30/11/2006

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

（股份代號：291）

宣派特別股息

華潤創業有限公司董事宣佈，本公司就本公司每股股份向股東宣派特別股息港幣1.00元。股息將於二零零六年十二月二十七日或前後派付於二零零六年十二月十八日名列本公司股東名冊之股東。就派付特別股息，本公司將於二零零六年十二月十八日（星期一）至二零零六年十二月二十日（星期三）（包括首尾兩天）暫停辦理股份過戶登記手續。

茲提述華潤創業有限公司（「本公司」）日期為二零零六年十月十八日之公佈（「該公佈」）及日期為二零零六年十一月九日寄發予股東有關本公司出售華潤石化控股有限公司全部股權之通函。除文義另有所指外，本公佈所用詞彙與該公佈所用者具有相同涵義。

誠如該公佈所述，本公司擬於完成後短期內就本公司每股股份宣派特別股息港幣1.00元。繼二零零六年十一月二十七日舉行股東特別大會及完成後，本公司就本公司每股股份宣派特別股息港幣1.00元（「特別股息」）。因此，為派付特別股息，本公司謹此宣佈將於二零零六年十二月十八日（星期一）至二零零六年十二月二十日（星期三）（包括首尾兩天）暫停辦理股份過戶登記手續。為符合獲派特別股息之資格，所有股份過戶文件連同有關股票及過戶表格須於二零零六年十二月十五日（星期五）下午四時正前送達標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。特別股息的記錄日期為二零零六年十二月十八日。連同特別股息的本公司股份最後交易日為二零零六年十二月十三日。本公司股份將自二零零六年十二月十四日起以除淨特別股息的方式過戶。特別股息將於二零零六年十二月二十七日或前後派付。

承董事局命
華潤創業有限公司
公司秘書
李業華

香港，二零零六年十一月二十九日

於本公佈刊發日期，本公司執行董事為宋林先生（主席）、陳樹林先生（董事總經理）、姜智宏先生（副董事總經理）、王群先生（副董事總經理）、劉百成先生（副董事總經理）及鄺文謙先生（副董事總經理）；非執行董事為喬世波先生、閻飈先生、蔣偉先生、王帥廷先生及謝勝喜先生；獨立非執行董事則為陳普芬博士、黃大寧先生、李家祥博士及鄭慕智先生。

Hong Kong Economic Journal 30/11/2006